[Schering-Plough Letterhead]
July 10, 2007
Mr. James Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:    Schering-Plough Corporation
Form 10-Q for the Quarterly Period Ended March 31, 2007
Dear Mr. Rosenberg:
        Set forth below is Schering-Plough’s response to an oral comment received from Ms. Kei Ino, of the Staff on June 28, 2007. We have included a summary of the oral comment for your reference.
SEC Comment:
Form 10-Q for the Quarterly Period Ended March 31, 2007
Statements of Condensed Consolidated Cash Flows, page 2
Comment 1:  The Staff requested that Schering-Plough provide a draft of a proposed enhanced disclosure for future filings related to the classification of “Purchase of derivative instruments” as an operating cash flow.
Schering-Plough Supplemental Response:
The following is a draft excerpt from note disclosure to the consolidated financial statements:
OTHER INCOME, NET [In Part]
        In March 2007, as part of an overall risk management strategy and in consideration of various preliminary financing scenarios associated with the planned acquisition of Organon BioSciences, Schering-Plough purchased a Euro denominated currency option (derivative) for US $130 million. This derivative did not qualify for hedge accounting in accordance with SFAS 133, “Derivative Instruments and Financial Hedging Activities,” as amended. The change in fair value of this derivative is recognized each period in the Statement of Condensed Consolidated Operations. For the three and six month periods ending June 30, 2007, Schering-Plough recognized losses of $X million and $X million on the mark-to-market of this foreign currency option. The fair value of this currency option was $X million at June 30, 2007. This derivative is short-term (trading) in nature and does not hedge a specific financing or investment transaction. Accordingly, the cash impacts of this derivative have been classified as operating cash flows in the Statement of Condensed Consolidated Cash Flows.

The following is a draft excerpt of the analysis of operating cash flows from Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations:
LIQUIDITY AND FINANCIAL RESOURCES
   Discussion of Cash Flow [In Part]
   Operating Activities
        During March 2007 the company purchased a foreign currency option for $130 million as part of an overall risk management strategy and in consideration of various preliminary financing scenarios associated with the planned acquisition of Organon BioSciences. See “Foreign Currency Exchange Risk” included in Item 3. “Quantitative and Qualitative Disclosures about Market Risk,” for additional information about this foreign currency option. This derivative is short-term (trading) in nature and does not hedge a specific financing or investment transaction. Accordingly, the cash impacts of this derivative have been classified as operating cash flows in the Statement of Condensed Consolidated Cash Flows.
The following is a draft excerpt from Item 3:
Item 3. Quantitative and Qualitative Disclosures about Market Risk [In Part]
         Schering-Plough is exposed to market risk primarily from changes in foreign currency exchange rates and, to a lesser extent, from interest rates and equity prices. The impact of currency is more pronounced on products and businesses that are concentrated in Europe.
Foreign Currency Exchange Risk
        In March 2007, as part of an overall risk management strategy and in consideration of various preliminary financing scenarios associated with the planned acquisition of Organon BioSciences, Schering-Plough entered into an option contract to mitigate its foreign currency exposure in the event there was a significant strengthening in the Euro as compared to the U.S. Dollar. At June 30, 2007 Schering-Plough had an option to purchase 7.7 billion Euro at $1.38 per Euro expiring on December 31, 2007. At June 30, 2007 a 5 percent decrease in value of the U.S. dollar as compared to the Euro would have resulted in an unrealized gain of approximately $X million and a five percent strengthening of the U.S. dollar as compared to the Euro would have resulted in an unrealized loss of approximately $X million.
* * * * *

        I can be reached at (908) 298-7274, and if I am not available, please contact Susan Wolf, Corporate Secretary and Associate General Counsel, at (908) 298-7354. Thank you.
Very truly yours,
/s/ Steven H. Koehler
_____________________________
Steven H. Koehler
Vice President and Controller
cc:    Jim Atkinson, SEC Accounting Branch Chief
Kei Ino, SEC Staff Accountant
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